

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 3, 2016

<u>Via E-mail</u>
BX REIT Advisors L.L.C.
Judy Turchin
345 Park Avenue
New York, NY 10154

> **Re: Blackstone Real Estate Income Trust, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted February 1, 2016**
> **CIK No. 0001662972**

Dear Ms. Turchin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials

must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

4. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division´s Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

6. Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

7. We note your disclosure on page 187 that purchases by Blackstone, your directors, your executive officers and other affiliated persons or entities in this offering will count towards meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

8. We note your assumption throughout your registration statement that Class T, Class D, and Class I shares will each comprise one third of the shares sold in the primary offering. Please revise your disclosure to explain your basis for this assumption.

9. We note your disclosure that you reserve the right to reallocate shares of common stock between the classes identified. Please provide us your analysis as to why you believe the classes of shares are the same security for registration purposes. We note that the classes differ in offering price, underwriting commissions and distribution amounts and that NAV will be calculated separately for each class.

10. Throughout the prospectus you state that the selling commissions on the Class T shares are limited to 3.5% and that the Class D shares bear no selling commission. The distribution fee, however, is a form of underwriting compensation that you will pay the Dealer Manager for the "distribution" or "sale" of your shares. It appears that the primary difference between the "selling commission" and the "distribution fee" is the manner of calculation and timing of payment. If true, please revise your disclosure throughout the prospectus to clarify that the distribution fee is also part of the selling commission.

11. We note that your cover page and Estimated Use of Proceeds tables appear to combine the commission and fees for Class T, Class D, and Class I shares, yet the selling commissions and distribution fee amounts applicable to each Class differ. Please tell us how you determined it was appropriate to present combined tables and consider providing tabular disclosure of Class T, Class D, and Class I shares separately.

12. We note that you have not quantified the distribution fee and "additional items of value" viewed as underwriting compensation in the cover page and Estimated Use of Proceeds tabular summaries. We also note that you discuss additional underwriting compensation described as "wholesaling activities" on page 191. Please note that Industry Guide 5 contemplates the deduction of underwriting discounts and commissions in the cover page and use of proceeds tabular summaries. Please revise these tables or tell us why a deduction of these amounts is not appropriate.

Market, Industry and Other Data, page iii

13. We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You also state that investors are cautioned not to give undue weight to these estimates. Please revise to eliminate any implication that investors are not entitled to rely on the information included in the prospectus. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.

Prospectus Summary, page 1

How is an investment in shares of your common stock different from listed REITS?, page 6

14. We note your disclosure that your board of directors determined the initial offering price of your shares in its sole discretion. Please expand your disclosure to describe factors considered in determining such offering price. See Item 505(a) of Regulation S-K.

What fees do you pay to the Adviser and its affiliates?, page 13

15. We note your disclosure on page 15 that you expect the distribution fee on Class T shares will be paid over seven years from the date of purchase. Please revise to also state how long a holder of a Class D share should expect to pay the distribution fee and the aggregate dollar amounts that a Class T and Class D holder should expect to pay before reaching the 8.75% limit.

16. We note your disclosure regarding the calculation of the performance participation allocation. Given the complexity of the calculation, please consider including a hypothetical example in the prospectus and describing in plain English in this summary section of the prospectus.

Risk Factors, page 28

17. We note your risk factor disclosure on page 29 that your ability to make distributions is uncertain and that you may source distributions from sources other than cash flow from operations. We also note your disclosure that you expect to pay regular quarterly distributions commencing with the first full calendar quarter after the escrow period concludes. If your intention is to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect and also describe the dilutive impact of such distributions.

Investment Objectives and Strategies, page 80

18. Please state your policy with respect to each of the activities listed in Item 12 of Form S-11. The policy or proposed policy for each activity should be described separately. If you do not propose to engage in a particular activity, please include a specific statement to that effect. Refer to Item 12 of Form S-11.

Management, page 93

19. Please describe any termination fees that may be payable to your adviser, dealer manager, or any of their affiliates.

Conflicts of Interest, page 116

20. We note your disclosure on page 117 that there will be overlap of real property and real estate-related securities investment opportunities with certain Other Blackstone Accounts, including Select Blackstone Accounts. Please consider expanding your disclosure to provide insight into the size of these competing funds and any procedures you have to allocate opportunities.

Net Asset Value, page 121

21. We note your disclosure on page 122 that the Adviser will receive appraisal reports from third-party appraisal firms, and based on these appraisals, the Adviser will render a final valuation in order for your third-party firm to calculate your NAV. Please clarify whether any future disclosure of NAV per share will be attributed to the third-party that calculates your NAV and whether such disclosure will be expertised. Please also tell us what consideration you gave to providing the name and consent of the third-party firm. Please provide us a similar analysis for the independent valuation advisor.

22. We note your disclosure that reimbursement of organization and offering costs to your Advisor will not be recorded as a reduction to NAV until such time as the reimbursement is paid (over a period of 60 months). Please explain to us how you determined the entire reimbursable amount should not be reflected as a reduction to NAV. In your response, please tell us whether these reimbursable costs will be treated as a liability upon effectiveness.

23. We note your disclosure that your process of determining NAV involves the calculation of various components, including the fair value of properties, securities, and other assets and liabilities. Please tell us if your NAV disclosure will provide investors with a breakdown of each of these components, and, if so, supplementally provide us with an example. Please also tell us how often you will update your disclosure on these components and what type of disclosure you plan to provide investors on the assumptions used in valuing the various components.

24. We note your disclosure that your NAV per share will not be available at the time of purchases or repurchases of your common stock and that the purchase price per share will be equal to your NAV per share as of the last business day of each month. We also note your disclosure that investors will not know at the time they place an order precisely the price at which the order will be executed. Please tell us how you intend to update investors if there has been a significant move in NAV from the last business day of the month to the time of purchase or repurchase. Please also tell us how you have determined that this is an appropriate pricing mechanism for a continuous offering.

Liquidity and Capital Resources, page 129

25. We note your disclosure that your Adviser will advance all of your organization and offering expenses and that you will reimburse the Adviser for all such advanced expenses. Please revise to disclose the amount of organization and offering costs incurred by your Adviser on your behalf to date.

Prior Performance, page 134

26. We note your disclosure on page 134 that the information presented in this section excludes separately managed accounts and co-investment accounts unless otherwise noted. Please provide us your analysis of how you determined that these accounts are not programs under Industry Guide 5.

27. Please note that aggregate figures should be presented separately for public and non-public programs. Please revise your disclosure accordingly or tell us why you believe it is not material. Refer to Item 8.A.1 of Industry Guide 5.

28. We note your disclosure on page 135 of programs you consider to have investment objectives similar to that of your real estate portfolio and real estate-related securities portfolio. Please tell us how you came to the determination that stabilization and income stream are sufficient factors to conclude that investment objectives are similar.

29. We note your disclosure on page 138 which generally discusses adverse business developments. Please disclose the specific adverse experiences of each program to the extent material to investors. Refer to Item 8.A.2 of Industry Guide 5.

30. Please revise to include an undertaking to provide upon request, for no fee, the most recent Form 10-K Annual Report filed with the Commission by any prior public program that has reported to the Commission within the last twenty-four months and to provide, for a reasonable fee, the exhibits to such Form 10-K. Alternatively, revise to state you will make such information available on your website. Refer to Item 8.A.3 of Industry Guide 5 and our Disclosure Guidance Topic No. 6.

Appendix A: Prior Performance Tables, page A-1

31. We note that Tables I and III should include information only for programs the offering of which has closed. Please tell us how you determined that it is appropriate to include disclosure of open-ended funds in these tables. Refer to Appendix II to Industry Guide 5.

Table III – Operating Results of Prior Programs, page A-3

32. With respect to Table III and the source of distributions, please revise to separately quantify the source of distributions from (i) operations, (ii) sale of properties, and (iii)

refinancings. In addition, please revise to specifically quantify the sources and amounts ``From all other sources.´´

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Andrew R. Keller, Esq. (via E-mail)
        Simpson Thacher & Bartlett LLP